ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

July 11, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Building 2, Room 3724

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Robert Half International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007, File No. 001-10427

Ladies and Gentlemen:

This letter responds to the letter dated May 30, 2008, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended December 31, 2007 of Robert Half International, Inc. (the “Company”) filed on February 20, 2008. For your convenience, we have restated in bold the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 6

1.	Clarify that the target earnings per share that you disclose for the last completed fiscal year relates to awards under the Annual Performance Bonus Plan for the last completed fiscal year and to grants of restricted stock under the Stock Incentive Plan for the fiscal year prior to the last completed fiscal year.

RESPONSE 1:

The target earnings per share set for the 2007 year was the performance criterion used for both the restricted stock grants made on November 1, 2006, and the Annual Performance Bonus Plan incentive awards for the 2007 year.

2.	Please explain why you make restricted stock grants to your named executive officers in October, but set the performance target for the restricted stock in February of the next fiscal year.

RESPONSE 2:

To balance its workload, the Compensation Committee has historically followed the practice of making restricted stock grants at its last regular meeting of the year. As noted above, the performance period for these grants is the calendar year immediately following the date of grant. The Compensation Committee waited until February 2007 to set the performance targets for the grants it made at the end of 2006 because it wanted to have final financial results for 2006 before it set 2007 targets. The setting of performance targets in February 2007 was within the requirements of Section 162(m) of the Internal Revenue Code. Similarly,

Securities and Exchange Commission

July 11, 2008

with respect to the restricted stock grants made in the fall of 2007, the Compensation Committee waited until February 2008, when full audited results were available for 2007, before setting the performance targets for 2008.

3.	Discuss more specifically the factors the compensation committee considers in determining compensation and explain how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. For example, provide more detail relating to the committee’s practice, referenced on page eight, of making awards under the Stock Incentive Plan and Annual Performance Bonus Plan in order to keep the current management team together. Explain how the committee considers such awards in the context of each individual’s total compensation and the conditions applicable to such awards. Discuss the reasons for aiming to keep the current management team together and how such an objective may impact individual executive performance, as opposed to group performance.

As another example, discuss what factors the compensation committee considers in determining each named executive officer’s target bonus amount under the Annual Performance Bonus Plan and the amount of restricted stock granted under the Stock Incentive Plan. Explain how the committee applies the formulas under the Annual Performance Bonus Plan and Stock Incentive Plan to the earnings per share result achieved to arrive at the amount of incentive compensation awarded to each named executive officer.

RESPONSE 3:

The factors the Compensation Committee considers in determining the amount and form of each named executive officer’s salary and targets for the forthcoming year are Company and individual performance and retention. The Compensation Committee believes that base salaries, target bonuses and long-term incentives are set at levels necessary to retain each individual named executive officer and to incent strong company performance. Last year, based on individual performance, the Compensation Committee increased the base salary of one of the named executive officers. In addition, based on a promotion, the Compensation Committee increased the base salary and target bonus of another named executive officer. The Compensation Committee believes that the ratio of total compensation between the named executive officers is appropriate for purposes of internal equity. In terms of how each element is calculated, base salaries are set at levels the Compensation Committee views as modest. The Compensation Committee heavily weights total compensation towards performance with long-term incentives generally comprising more than 50% of each named executive officer’s total target compensation.

The most important factor considered by the Compensation Committee in deciding what adjustments to make in compensation for 2005 through 2007 was the Company’s stellar performance for those years. (The Company achieved all-time records in revenues, net income and earnings per share in 2005. It set new all-time records in 2006. In 2007, it set all-time records in these areas for the third consecutive year.) The Compensation Committee views all-time records in revenues, net income and earnings per share as a positive result that reflects favorably upon management. Three straight years of ever increasing record results is one reason why the Compensation Committee wishes to retain present management. The use of the word “team” in the Proxy Statement was meant to be a collective term for present management, and not meant to imply any “team” compensation philosophy. The Compensation Committee does not compensate

Securities and Exchange Commission

July 11, 2008

the named executive officers as a team but considers it important to retain the individual named executive officers by offering effective pay packages with appropriate incentives because as a management team, they have provided outstanding results for shareholders.

While the Compensation Committee exercises discretion in setting base salaries and targets for the forthcoming year, once targets are set the Compensation Committee exercises very little discretion with respect to cash bonuses and restricted stock awards. Formulas specified in the plans pursuant to which these awards are made determine the final amount that is actually paid or retained, and the Compensation Committee’s sole discretion is to reduce the final amount of the cash bonus subject to certain limitations set forth in the Annual Performance Bonus Plan.

With respect to cash bonuses under the Annual Performance Bonus Plan, please note the following text on page 11 of the Proxy Statement:

“The target bonus amount is set by the Compensation Committee, which also adopts a target diluted earnings per share. Under the [Annual Performance Bonus Plan], each individual’s actual bonus will vary from his target bonus in direct proportion to the variation between the actual diluted earnings per share and the target diluted earnings per share. However, no bonus can exceed the lesser of twice the target bonus or $9,000,000, and no bonus at all is paid if actual diluted earnings per share are less than 50% of target. The Compensation Committee has the discretion to reduce any bonus that would otherwise exceed the target to an amount not less than the target, but has no discretion to increase any bonus above the amount that would be determined by the formula.”

Target bonuses are generally set in proportion to the earnings per share target and to the extent there is a percentage increase in the earnings per share target from the prior year, the target bonus will likewise increase. The formula for determining actual cash bonuses is a linear percentage formula. If, for example, actual earnings per share are 80% of target earnings per share, then each named executive officer would receive 80% of his target bonus. (As stated above, the linear percentage formula is subject to the limitation that no bonus may exceed the lesser of twice the target bonus or $9,000,000 and no bonus at all is paid if actual earnings per share are less than 50% of target earnings per share.) The formula is set forth in the text of the Annual Performance Bonus Plan, which has been filed by the Company with the Commission as an exhibit to the appropriate forms. In 2007, the actual earnings per share were below the target earnings per share, so each named executive officers received only 92% of his target bonus.

With respect to the restricted stock grants pursuant to the Stock Incentive Plan, the formula is also set forth in the text of the plan. (The plan has been filed by the Company with the Commission as an exhibit to the appropriate forms and was included as an Appendix to the Proxy Statement because stockholders were asked at the May 2008 meeting to approve the continuation of the plan for three additional years.) Pursuant to the formula, the actual earnings per share are divided by the target earnings per share, yielding a “Performance Goal Ratio.” The Multiplier used to determine actual retention of restricted stock grants is defined as (a) 1, if the Performance Goal Ratio is equal to or exceeds .9, (b) 0 if the Performance Goal Ratio is less than 0 or (c) 0.1 plus the Performance Goal Ratio in all other cases. After the Multiplier is determined, it is then multiplied by each executive officer’s restricted stock grant to determine how many shares he may retain. Any shares in excess of this product are forfeited. As indicated on page 11 of the Proxy Statement, if actual earnings per share exceed the target, there is no increase in the number of shares granted or retained. The initial grant is the maximum that can be received, and only downward adjustments

Securities and Exchange Commission

July 11, 2008

can be made pursuant to the formula. In 2007, the Performance Goal Ratio exceeded .9, so each named executive officer retained his entire restricted stock grant.

4.	We note your disclosure on page 11 that, with respect to the shares of restricted stock granted in 2007 under the Stock Incentive Plan, “[t]he 2008 earnings per share target is confidential.” In future filings, please disclose the performance target and threshold level that must be reached to avoid forfeiture of all or a portion of the restricted stock granted under the Stock Incentive Plan in the last completed fiscal year. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

RESPONSE 4:

The timing of the setting of yearly compensation components may have created some confusion. The compensation that was set for each individual by the Compensation Committee with respect to 2007 consisted of base salary, bonus and restricted stock. The restricted stock component of this 2007 compensation was granted at the last regular Compensation Committee meeting of 2006. The base salary component, the bonus component, and the performance target that applied to both the bonus and the restricted stock were all set at the first regular Compensation Committee meeting in 2007. Please see our answers to Questions 1 and 2, above. The performance standard for both the restricted stock and the bonus was earnings per share for 2007, which was disclosed in the proxy statement. The restricted stock grant that was made by the Compensation Committee in late 2007 was considered by it to be part of the 2008 compensation package, not part of the 2007 compensation package. Therefore, the 2008 performance standard for the restricted stock is neither related to nor in any way material to an understanding of 2007 compensation.

The compensation components for 2008 were constructed in a similar fashion to the components for 2007. The restricted stock component was granted at the last regular Compensation Committee meeting of 2007 and the base salary and bonus components, along with the performance target that applies to both the bonus and the restricted stock, were all set at the first regular Compensation Committee meeting in 2008. The performance target for these components of 2008 compensation will be disclosed in the 2009 proxy statement.

We also believe that requiring disclosure of the target earnings per share for the forthcoming year in a proxy statement that is issued less than three months after the year has started is essentially requiring us to give a public projection of earnings per share for the year, with all of the associated issues. The Company does not believe it should be required to make such a public “projection.” In addition, such a projection would result in competitive harm by allowing our competitors to model our business for both market competition purposes and recruiting purposes. As stated on page 6 of the Proxy Statement, we are a “personal services

Securities and Exchange Commission

July 11, 2008

business in which there are few tangible assets and in which people represent the true ‘assets’ of the Company.” As the year progresses, competitors would be able to assess whether we are performing better or worse than our beginning of the year projections and use this information in attempting to recruit key personnel at all levels.

2007 Grants of Plan-Based Awards, page 11

5.	Your narrative disclosure on page 11 appears to indicate that there is a threshold payout under the Annual Performance Bonus Plan for reaching 50% of the earnings per share target. Your disclosure that “all or a portion of the [Stock Incentive Plan] award will be forfeited if actual diluted earnings per share for 2008 do not equal or exceed a specified target that has been established by the Compensation Committee” also suggests that there is a threshold payout under your Stock Incentive Plan. Please include threshold amounts payable under your non-equity and equity incentive plans in the grants of plan-based awards table. See Instruction 2 to Regulation S-K Item 402(d).

RESPONSE 5:

We may have misunderstood Instruction 2 to Item 402(d) of Regulation S-K. The term “threshold” is not defined in either Item 402, the proposing release or the adopting release. We interpreted it to mean the minimum amount payable under the plan. Because it is possible for there to be no payout whatsoever under the Annual Performance Bonus Plan and a forfeiture of all restricted shares granted under the Stock Incentive Plan, we viewed the threshold payout to be zero in both cases. If we understand your question correctly, it appears that you view “threshold” as meaning the minimum payment that can be made in excess of zero. We will adjust our disclosure accordingly in future proxy statements. For your information, with respect to the table appearing in the 2008 Proxy Statement, the threshold amounts for cash payments under the Annual Performance Bonus Plan is 50% of the target and the threshold amounts for stock grants under the Stock Incentive Plan is 10% of the “target”.

We have been authorized by the Company to inform you that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (415) 773-5595 or Keith Waddell, the Company’s Chief Financial Officer, at (650) 234-6221 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Jonathan M. Ocker

Jonathan M. Ocker

cc:	John Zitko, Staff Attorney (Securities and Exchange Commission)
M. Keith Waddell
Steven Karel